UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes free translation of a material event sent to Chilean SVS regarding 2011 provisional dividend.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______

Santiago, November 22, 2011.

Mr. Fernando Coloma C.
Superintendent
Superintendence of Securities and Insurance
Avda. Lib. Bernardo O'Higgins N°1449
Santiago

  MATERIAL EVENT

Dear Mr. Superintendent,

We hereby inform you that the Directors of Sociedad Química y Minera de Chile S.A. (SQM), who met in an Ordinary Board of Director Meeting today, unanimously agreed to pay and distribute the provisional dividend referred to in the current “SQM’s 2011 Dividend Policy” which was reported to SQM’s General Annual Shareholders Meeting held on April  28 of this year. This, for the primary purpose of being able to pay and distribute, as of December 19, 2011, a provisional dividend of US$0.73329 per share – and which is approximately equivalent to the total amount of US$193 million and, the latter being  49.9% of the distributable net income of the fiscal year 2011 accumulated at  September 30 of this year-.  The above will be charged against the net income of said business year, in favor of the Shareholders who appear in SQM’s Registry of Shareholders by the fifth working day prior to the aforementioned date of December 191, and in its equivalent in national currency according to the value of the “Observed Dollar” or “United States of America Dollar” as published in the Official Gazette on December 13, 2011.

We hereby notify the above as an essential fact and by virtue of the provisions to this effect in Articles 9 and 10, second paragraph, of Law N°18.045 and also in accordance with that indicated in the “SQM’s 2011 Dividend Policy” and in Bulletins N°660 and N°687 and in General Regulation N°30 of the Superintendence of Securities and Insurance.

We are at your disposal to clarify any additional aspect that you should deem pertinent in regard to the above.

Sincerely yours,

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Patricio Contesse G.
CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: November 28, 2011

1 Dividend Record Date: December 13, 2011;  Dividend Payment Date: December 19, 2011